                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             ____________________

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

                             ____________________

                      BROOKDALE LIVING COMMUNITIES, INC.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                 112462  10  6
                                (CUSIP Number)

                              MICHAEL W. RESCHKE
                             77 WEST WACKER DRIVE
                                  SUITE 4200
                               CHICAGO, IL 60601
                                (312) 917-1500
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:
                             WAYNE D. BOBERG, ESQ.
                               WINSTON & STRAWN
                             35 WEST WACKER DRIVE
                               CHICAGO, IL 60601
                                (312) 558-5600

                               DECEMBER 18, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [_]

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 112462 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Michael W. Reschke
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
        Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          43,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,044,350
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          43,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,044,350
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           Individually beneficially owns vested options to purchase 43,000 shares of Common Stock, par value $0.01 per share ("Common Stock"). May be deemed to share beneficial ownership of the 121,784 shares of Common Stock directly owned by The Prime Group, Inc., the 320,633 shares of Common Stock directly owned by Prime Group Limited Partnership, the 3,576,933 shares of Common Stock directly owned by Prime Group VI, L.P. and the 25,000 shares of Common Stock directly owned by Prime Group III, L.P.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
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                                       2

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         Individually beneficially owns an approximate .4% equity interest in the Issuer, assuming full exercise of options to purchase 43,000 shares of Common Stock. May be deemed to share beneficial ownership of (i) the approximate 1.1% equity interest in the Issuer directly owned by The Prime Group, Inc., (ii) the approximate 2.8% equity interest in the Issuer directly owned by Prime Group Limited Partnership, (iii) the approximate 30.9% equity interest in the Issuer directly owned by Prime Group VI, L.P. and (iv) the approximate .2% equity interest in the Issuer directly owned by Prime Group III, L.P.

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      TYPE OF REPORTING PERSON - IN
14
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                                       3

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 112462 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        The Prime Group, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
        00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Illinois, United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          121,784
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          121,784
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          121,784 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       Approximate 1.1% equity interest in the Issuer
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON - CO
14
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                                       4

-----------------------
  CUSIP NO. 112462 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Prime Group VI, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
        00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Illinois, United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,576,933
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,576,933
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       3,576,933 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        Approximate 30.9% equity in the Issuer
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON - PN
14
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                                       5

-----------------------
  CUSIP NO. 112462 10 6
-----------------------

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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        PGLP, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
        Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         Illinois, United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,601,933
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,601,933
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         May be deemed to share beneficial ownership of (i) the 3,576,933 shares of Common Stock directly owned by Prime Group VI, L.P. and (ii) the 25,000 shares of Common Stock directly owned by Prime Group III, L.P.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         May be deemed to share beneficial ownership of (i) the approximate 30.9% equity interest in the Issuer directly owned by Prime Group VI, L.P. and (ii) the approximate .2% equity interest in the Issuer directly owned by Prime Group III, L.P.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON - CO
14
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                                       6

ITEM 1.   SECURITY AND ISSUER.

          This Amendment No. 3 to Schedule 13D relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Brookdale Living
Communities, Inc., a Delaware corporation (the "Company").   The principal
executive offices of the Company are located at 77 West Wacker Drive, Suite 4400, Chicago, Illinois 60601.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) and (f) This Amendment No. 3 to Schedule 13D is filed by each of Michael W. Reschke, an individual and a citizen of the United States of America ("Reschke"), The Prime Group, Inc., an Illinois corporation ("PGI"), Prime Group VI, L.P., an Illinois limited partnership ("PG-VI"), and PGLP, Inc., an Illinois corporation ("PGLPI").

          Reschke owns an approximate 50.75% equity interest in PGI and an approximate 50.75% equity interest in PGLPI, which is the managing general partner of, with a 1.0% partnership interest in, PG-VI.

          (b)(i) The business address of each of Reschke, PGI, PG-VI and PGLPI is:

                 77 West Wacker Drive
                 Suite 4200
                 Chicago, Illinois 60601

          (ii) Unless otherwise indicated in paragraph (c)(iii) of this Item 2, the business address of each person listed in paragraph (c)(iii) of this Item 2 is:

                 77 West Wacker Drive
                 Suite 4200
                 Chicago, Illinois 60601

          (c)(i) Reschke is the Chairman of the Board, President and Chief Executive Officer and a member of the Board of Directors of PGI, the President and a member of the Board of Directors of PGLPI and the Chairman of the Board and a member of the Board of Trustees of Prime Group Realty Trust, a publicly traded real estate investment trust ("PGRT"). The principal business of PGRT is the acquisition, development, finance, construction, leasing, marketing, renovation and property management of office and industrial properties. The business address of PGRT is 77 West Wacker Drive, Suite 3900, Chicago, Illinois 60601. Reschke is also the Chairman of the Board and a member of the Board of Directors of each of Prime Retail, Inc., a publicly traded real estate investment trust involved in the ownership, development and management of factory outlet centers ("Prime Retail"), and the Company and a member of the Board of Directors of Horizon Group Properties, Inc., a publicly traded corporation involved in the ownership, development and management of factory outlet centers ("Horizon"). The business address of Prime Retail is 100 East Pratt Street, Nineteenth Floor, Baltimore, Maryland 21202. The business address of Horizon is 77 West Wacker Drive, Suite 4200, Chicago, Illinois 60601.

          (ii) The principal business of each of PGI, PG-VI and PGLPI is the ownership, development and management of, and investment in, directly or indirectly, real estate.

          (iii) The following table sets forth the name and the principal occupation or employment of each director and executive officer (except Reschke (see paragraph (c)(i) of this Item 2)) of PGI and PGLPI:

Name                             Present Principal Occupation or Employment
----                             ------------------------------------------

Robert J. Rudnik (A)(B)........  Executive Vice President/General Counsel and
                                 Secretary of PGI; Vice President and Secretary of PGLPI; Executive Vice President/General Counsel and Secretary of the Company

Name                             Present Principal Occupation or Employment
----                             ------------------------------------------

Gary J. Skoien................   Executive Vice President of PGI; Vice President
                                 of PGLPI; Chairman, President and Chief
                                 Executive Officer of Horizon

Ray R. Grinvalds (A)..........   Senior Vice President/Asset and Development
                                 Management of PGI; Vice President and Treasurer of PGLPI

Mark K. Cynkar................   Senior Vice President and Chief Financial
                                 Officer of PGI; Vice President of PGLPI

Bohdan P. Hirniak.............   Vice President/Land Development Division of PGI

Warren H. John (A)(B).........   Vice President of PGI; Vice President and
                                 Assistant Secretary of PGLPI

Robert E. Lemke...............   Vice President/Single Family Housing of PGI

Richard F. Cavenaugh..........   Executive Vice President of PGI

Martin A. Eppel...............   Vice President/Asset Management and Development
                                 of PGI

Paul A. Roehri................   Vice President of PGI

Glenn D. Reschke (A)..........   Executive Vice President/Development of Prime
c/o The Prime Group, Inc.        Retail
100 East Pratt Street
Baltimore, MD 21202


Edward J. John (A)............   Orthodontist
1420 N. Arlington Heights Rd.
Arlington Heights, IL 60004

_______________
(A) Director of PGI
(B) Director of PGLPI


          All of the executive officers and directors of PGI and PGLPI are citizens of the United States of America.

          (d) and (e) During the last five years, none of Reschke, PGI, PG-VI or PGLPI or any of the directors or executive officers of PGI or PGLPI (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to a Formation Agreement, dated as of May 7, 1997, by and among the Company, PGI, Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"), Brookdale Holdings, Inc. and Mark J. Schulte (the "Formation Agreement"), and in connection with the consummation of the Company's initial public offering of Common Stock on May 7, 1997, PGI and PGLP contributed the assets and operations of PGI's senior independent and assisted living division to the Company in exchange for the receipt by PGI and PGLP of 1,382,410 and 320,633 shares of Common Stock, respectively, and the assumption by the Company of certain indebtedness of PGI's senior independent and assisted living division in the aggregate amount of $65.0 million. Reschke is the managing general partner of PGLP. The Formation Agreement is identified as Exhibit I hereto and incorporated herein by reference.

          Pursuant to a Credit Agreement, dated as of May 7, 1997, by and between PG-VI and Healthcare Realty Trust Incorporated and in connection with the consummation of the Company's initial public offering of Common Stock on May 7, 1997, PG-VI obtained a loan in the aggregate amount of $18.0 million (the "HRTI Loan") the proceeds of which were used to finance a portion of PG-VI's May 7, 1997 purchase of 2,500,000 shares of Common Stock at a purchase price of $10.695 per share. The balance of the purchase price for such shares, approximately $8.74 million, was contributed or advanced to PG-VI by its partners. PG-VI repaid the HRTI Loan in full on November 17, 1997.

          On December 18, 1998, (i) PGI transferred 1,233,606 shares of Common Stock to PG-VI and (ii) PG-VI transferred 25,000 shares of Common Stock to Prime Group II, L.P., an Illinois limited partnership ("PG-II"), which in turn transferred such 25,000 shares of Common Stock to Prime Group III, L.P., an Illinois limited partnership ("PG-III"). PGLPI is the managing general partner of PG-III.

ITEM 4.   PURPOSE OF TRANSACTION.

          PGI and PGLP acquired the shares of Common Stock owned by such entities in order to maintain a significant investment in the Company following the consummation of the Company's initial public offering. PG-VI purchased the shares of Common Stock owned by it for investment purposes and to facilitate the formation of the Company.

          PG-III acquired the shares of Common Stock owned by it in connection with PG-III's assumption of all of PG-VI's obligations under a Stock Purchase Agreement and Agreement Concerning Option Shares, dated as of May 7, 1997, by and among PGI, PG-VI and Darryl W. Copeland, Jr. (the "Stock Purchase Agreement"), pursuant to the terms and conditions of an Assumption Agreement, dated as of December 18, 1998, by and between PG-VI and PG-III (the "Assumption Agreement").

          On May 7, 1997, the Company granted to Reschke, as Chairman of the Board of the Company, options to acquire 100,000 shares of Common Stock. The options vest, subject to the satisfaction of certain conditions, at the rate of 25% per year over the four years commencing on the first anniversary of their date of grant and will have a term of 10 years. On May 7, 1998, Reschke's options to purchase 25,000 shares of Common Stock vested. The exercise price of the options is the initial public offering price of $11.50 per share.

          On May 21, 1998, the Company granted to Reschke, as Chairman of the Board of the Company, options to acquire 18,000 shares of Common Stock. The options vested immediately on the date of grant and have a term of 10 years. The exercise price of the options is $23.475 per share.

          Except as set forth in this Amendment No. 3 to Schedule 13D, none of Reschke, PGI, PG-VI or PGLPI has any current plans or proposals that relate to or would result in the types of transactions set forth in paragraphs (a) through
(j) of the instructions for this Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Reschke owns vested options to purchase 43,000 shares of the 4,087,450 shares of Common Stock to which this Amendment No. 3 to Schedule 13D relates, which number of shares, assuming full exercise of such vested options, constitutes approximately .4% of the total outstanding shares of the Company's Common Stock. PGI directly beneficially owns 121,784 of the 4,087,350 shares of Common Stock to which this Amendment No. 3 to Schedule 13D relates, which number of shares constitutes approximately 1.1% of the total outstanding shares of the Company's Common Stock. PGLP beneficially owns 320,633 of the 4,087,350 shares of Common Stock to which this Amendment No. 3 to Schedule 13D relates, which number of shares constitutes approximately 2.8% of the total outstanding shares of the Company's Common Stock. PG-VI beneficially owns 3,576,933 of the 4,087,350 shares of Common Stock to which this Amendment No. 3 to Schedule 13D relates, which number of shares constitutes approximately 30.9% of the total outstanding shares of the Company's Common Stock. PG-III beneficially owns 25,000 of the 4,087,350 shares of Common Stock to which this Amendment No. 3 to
Schedule 13D relates, which number of shares constitutes .2% of the total outstanding shares of the Company's Common Stock. By virtue of his ability to control each of PGI, PGLP, PG-VI and PG-III, Reschke may be deemed to share beneficial ownership of the 121,784, 320,633, 3,576,933 and 25,000 shares of Common Stock directly owned by PGI, PGLP, PG-VI and PG-III, respectively. By virtue of its ability to control PG-VI and PG-III, PGLPI may be deemed to share beneficial ownership of the 3,576,933 and 25,000 shares of Common Stock directly owned by PG-VI and PG-III, respectively.

          (b) Assuming full exercise of Reschke's vested options, Reschke has the sole power to direct the vote and disposition of 43,000 shares of Common Stock directly owned by Reschke. Each of PGI, PGLP, PG-VI and PG-III has the sole power to direct the vote and disposition of the 121,784, 320,633, 3,576,933 and 25,000 shares of Common Stock directly owned by PGI, PGLP, PG-VI and PG-III, respectively. Reschke may be deemed to share the power to direct the vote and disposition of the 121,784, 320,633, 3,576,933 and 25,000 shares of Common Stock directly owned by PGI, PGLP, PG-VI and PG-III, respectively, because Reschke has the ability to control each of PGI, PGLP, PG-VI and PG-III. PGLPI may be deemed to share the power to direct the vote and disposition of the 3,576,933 and 25,000 shares of Common Stock directly owned by PG-VI and PG-III, respectively, because PGLPI is the managing general partner of PG-VI and PG-III and, therefore, has the ability to control PG-VI and PG-III.

          (c) On December 18, 1998, (i) PGI transferred 1,233,606 shares of Common Stock to PG-VI and (ii) PG-VI transferred 25,000 shares of Common Stock to PG-II, which in turn transferred such 25,000 shares of Common Stock to PG-
III. Other than as described above, none of Reschke, PGI, PGLP, PG-VI or PG-III, nor, to the best of their knowledge, any of the executive officers or directors of PGI or PGLPI, has effected any transaction in securities of the Company during the past 60 days.

          (d) Other than LaSalle National Bank, a national banking association ("LaSalle"), pursuant to the terms and conditions of a Pledge Agreement, dated as of December 18, 1998, by and between PG-VI and LaSalle (the "Pledge Agreement"), no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held by Reschke, PGI, PGLP, PG-VI or PG-III, except for Reschke, PGI, PGLP, PG-VI, PGLPI or PG-III.

          (e) As more fully described in paragraph (c) of this Item 5, on December 18, 1998, PGI ceased to be the beneficial owner of more than five percent (5.0%) of the total outstanding shares of the Company's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to the terms and conditions of a Registration Rights Agreement, dated as of May 7, 1997, by and among the Company, PGI, PGLP and PG-VI, as amended by Amendment No. 1 to Registration Rights Agreement, dated as of December 5, 1997, by and among the Company, PGI, PGLP and PG-VI ("Amendment No. 1 to Registration Rights Agreement") (as amended, the "Registration Rights Agreement"), the Company granted demand and incidental registration rights to PGI, PGLP and PG-VI for the registration of shares of Common Stock owned by PGI, PGLP and PG-VI under the Securities Act of 1933, as amended. Under the Registration Rights Agreement, three demand registrations are permitted during the first five years following the Company's initial public offering of Common Stock and one demand registration per year is permitted each year thereafter until PGI, PGLP and PG-VI collectively own less than 10% of the outstanding Common Stock. The Company will pay the fees and expenses of the demand registrations and the incidental registrations, while PGI, PGLP and PG-VI will pay all underwriting discounts and commissions. These registration rights are subject to certain conditions and limitations, including the right of underwriters to limit the number of shares owned by PGI, PGLP and PG-VI included in such registration.

          Pursuant to the terms and conditions of a Stock Option and Deposit Agreement, dated as of May 7, 1997, by and between PGI and Darryl W. Copeland, Jr. (the "Copeland Stock Option Agreement"), Mr. Copeland received an option to purchase 100,000 shares of Common Stock from PGI at a purchase price of $0.01 per share. The option first became exercisable on May 7, 1998, and the term of the option shall continue in effect until May 7, 2002.

               Pursuant to the terms and conditions of the Stock Purchase Agreement, PG-VI agreed to sell to Mr. Copeland 25,000 shares of Common Stock (the "Purchased Shares") for an aggregate purchase price of $272,722.50. The purchase and sale of the Purchased Shares shall occur no later than May 8, 2000. In the event the purchase and sale of the Purchased Shares do not occur on or before May 8, 2000, Mr. Copeland's right to purchase the Purchased Shares and PG-VI's obligation to sell the Purchased Shares automatically terminate. Mr. Copeland has no voting rights as a stockholder with respect to the Purchased Shares until the closing of the purchase and sale of the Purchased Shares. As of December 18, 1998, PG-III assumed all of PG-VI's obligations under the Stock Purchase Agreement pursuant to the terms and conditions of the Assumption Agreement.

               Pursuant to the terms and conditions of a Stock Option
Agreement, dated as of May 7, 1997, by and between PGI and Blackacre Bridge Capital L.L.C., a Delaware limited liability company ("Blackacre") (the "Blackacre Stock Option Agreement"), PGI granted to Blackacre an option to purchase 12,500 shares of Common Stock at a price per share equal to the lesser of $12.00 or the average of all closing prices of the Common Stock from the date of the consummation of the Company's initial public offering to that date which is six months after the date of the consummation of the Company's initial public offering. The option first became exerciseable on November 7, 1997, and the term of the option shall continue in effect until May 7, 2000. Blackacre has no rights as a stockholder with respect to such shares until the date of the sale of such shares upon the exercise of such option.

               Pursuant to the terms and conditions of a Note Purchase Agreement, dated as of December 5, 1997, by and between PG-VI and Och-Ziff Capital Management, L.P., a Delaware limited partnership ("Och-Ziff") (the "Note Purchase Agreement"), PG-VI issued an exchangeable note, dated December 5, 1997, having a principal amount of $20.0 million and a five year term (the "Exchangeable Note") to Och-Ziff. On December 18, 1998, PG-VI repaid all principal and interest outstanding under the Exchangeable Note.

               Pursuant to the terms and conditions of the Note Purchase Agreement, PG-VI pledged certain shares of Common Stock to Och-Ziff, pursuant to the terms and conditions of a Pledge and Security Agreement, dated as of December 5, 1997, by and between PG-VI and Och-Ziff (the "Pledge and Security Agreement"), in order to secure the obligations of PG-VI under the Exchangeable Note. In addition, each of PGI, PGLP, PGLPI, Prime International, Inc. and Prime Group II, L.P. guaranteed the payment in full of the obligations of PG-VI under the Exchangeable Note pursuant to separate Guaranties, each dated as of December 5, 1997, made in favor of Och-Ziff. On December 18, 1998, PG-VI repaid all principal and interest outstanding under the Exchangeable Note. Consequently, the Pledge and Security Agreement was terminated, and the Guaranties were terminated and released as of December 18, 1998.

               On January 16, 1998, PGI transferred to Robert J. Rudnik ("Rudnik") 27,020 shares of Common Stock at a value of $17.82503 per share in partial redemption of Rudnik's interests in PGI. Pursuant to the terms and conditions of an Agreement Regarding Assignments of BLCI Common Stock, dated as of January 16, 1998, by and among PG-VI, PGLP, Prime Group II, L.P., Reschke, Edward J. John, Glenn D. Reschke, Reschke 1, L.L.C., Warren H. John, Rudnik and Ray R. Grinvalds (the "Agreement Regarding Assignments"), PG-VI through certain of its affiliates transferred to Rudnik and Warren H. John ("John") 98,264 and 33,409 shares of Common Stock, respectively, at a value of $17.82503 per share in partial redemption of Rudnik's and John's respective interests in PGLP and Prime Group II, L.P.

               Pursuant to the terms and conditions of a Loan Agreement, dated as of December 18, 1998, by and between PG-VI and LaSalle, as amended by the First Amendment to Loan Documents, Consent and Limited Release, dated as of January 29, 1999, by and between PG-VI and LaSalle (the "First Amendment") (as amended, the "Loan Agreement"), PG-VI pledged 3,576,933 shares of Common Stock, together with other collateral, to LaSalle, pursuant to the terms and conditions of the Pledge Agreement, in order to secure its obligations under the Loan Agreement. In addition, PGI guaranteed the payment in full of PG-VI's obligations under the Loan Agreement pursuant to a Continuing Unconditional Guaranty made in favor of LaSalle, dated as of December 18, 1998 (the "Continuing Unconditional Guaranty").

               Each of the Registration Rights Agreement, Amendment No. 1 to Registration Rights Agreement, the Copeland Stock Option Agreement, the Stock Purchase Agreement, the Blackacre Stock Option Agreement and the Agreement Regarding Assignments are identified as Exhibits II, III, IV, V, VI and VII, respectively, and incorporated herein by reference. The Loan Agreement, the Pledge Agreement, the Continuing Unconditional Guaranty, the First Amendment and the Assumption Agreement are attached hereto as Exhibits IX, X, XI, XII and XIII, respectively, and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit No.       Description
                  ----------        -----------

                  Exhibit I Formation Agreement, dated as of May 7, 1997, by and among the Company, PGI, PGLP, Brookdale Holdings, Inc. and Mark J. Schulte, as filed with the Securities and Exchange Commission on August 14, 1997 as
                                    Exhibit 10.1 to the Company's Form 10-Q
                                    (Commission File No. 0-22253) and
                                    incorporated herein by reference

                  Exhibit II Registration Rights Agreement, dated as of May 7, 1997, by and among the Company, PGI, PGLP and PG-VI, as filed with the Securities and Exchange Commission on August 14, 1997 as Exhibit 10.3 to the Company's Form 10-Q (Commission File No. 0-22253) and incorporated herein by reference

                  Exhibit III Amendment No. 1 to Registration Rights Agreement, dated as of December 5, 1997, by and among the Company, PGI, PGLP and PG-VI*

                  Exhibit IV Stock Option and Deposit Agreement, dated as of May 7, 1997, by and between Darryl W. Copeland, Jr. and PGI, as filed with the Securities and Exchange Commission on August 14, 1997 as Exhibit 10.42 to the Company's Form 10-Q (Commission File No. 0-22253) and incorporated herein by reference

                  Exhibit V Stock Purchase Agreement and Agreement Concerning Option Shares, dated as of May 7, 1997, by and among Darryl W. Copeland, Jr., PGI and PG-VI, as filed with the Securities and Exchange Commission on August 14, 1997 as Exhibit 10.43 to the Company's Form 10-Q (Commission File No. 0-22253) and incorporated herein by reference

                  Exhibit VI Stock Option Agreement, dated as of May 7, 1997, by and between PGI and Blackacre*

                  Exhibit VII Agreement Regarding Assignments of BLCI Common Stock, dated as of January 16, 1998, by and among PG-VI, PGLP, Prime Group II, L.P., Reschke, Edward J. John, Glenn D. Reschke, Reschke 1, L.L.C., John, Rudnik and Ray R. Grinvalds*

                  Exhibit VIII Joint Acquisition Statement pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, by Reschke, PGI, PG-VI and PGLPI*

                  Exhibit IX Loan Agreement, dated as of December 18, 1998, by and between PG-VI and LaSalle

                  Exhibit X Pledge Agreement, dated as of December 18, 1998, by and between PG-VI and LaSalle

                  Exhibit XI Continuing Unconditional Guaranty, dated as of December 18, 1998, by PGI in favor of LaSalle

                  Exhibit XII First Amendment to Loan Documents, Consent and Limited Release, dated as of January 29, 1999, by and between PG-VI and LaSalle

                  Exhibit XIII Assumption Agreement, dated as of December 18, 1998, by and between PG-VI and PG-III

                  __________________________
                  *Previously filed.

                                   SIGNATURE
                                   ---------

                 After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.



                               /s/ Michael W. Reschke
                               -------------------------
                               Michael W. Reschke


                               Dated: March 2, 1999

                                   SIGNATURE
                                   ---------

               After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

                                        THE PRIME GROUP, INC.


                                        By:   /s/  Michael W. Reschke
                                           ------------------------------
                                        Name:  Michael W. Reschke
                                        Title: President


                                        Dated: March 2, 1999

                                   SIGNATURE
                                   ---------

               After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

                                 PRIME GROUP VI, L.P.

                                 By:   PGLP, Inc.
                                       Managing General Partner

                                         By:  /s/  Michael W. Reschke
                                            ----------------------------
                                         Name:  Michael W. Reschke
                                         Title: President


                                 Dated: March 2, 1999

                                   SIGNATURE
                                   ---------

               After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

                                   PGLP, INC.


                                   By:    /s/  Michael W. Reschke
                                      ------------------------------
                                   Name:   Michael W. Reschke
                                   Title:  President


                                   Dated: March 2, 1999

                                 EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------

Exhibit I Formation Agreement, dated as of May 7, 1997, by and among the Company, PGI, PGLP, Brookdale Holdings, Inc. and Mark J. Schulte, as filed with the Securities and Exchange Commission on August 14, 1997 as Exhibit 10.1 to the Company's Form 10-Q (Commission File No. 0-22253) and incorporated herein by reference

Exhibit II Registration Rights Agreement, dated as of May 7, 1997, by and among the Company, PGI, PGLP and PG-VI, as filed with the Securities and Exchange Commission on August 14, 1997 as Exhibit
               10.3 to the Company's Form 10-Q (Commission File No. 0-22253) and incorporated herein by reference

Exhibit III Amendment No. 1 to Registration Rights Agreement, dated as of December 5, 1997, by and among the Company, PGI, PGLP and PG-VI*

Exhibit IV Stock Option and Deposit Agreement, dated as of May 7, 1997, by and between Darryl W. Copeland, Jr. and PGI, as filed with the Securities and Exchange Commission on August 14, 1997 as Exhibit
               10.42 to the Company's Form 10-Q (Commission File No. 0-22253) and incorporated herein by reference

Exhibit V Stock Purchase Agreement and Agreement Concerning Option Shares, dated as of May 7, 1997, by and among Darryl W. Copeland, Jr., PGI and PG-VI, as filed with the Securities and Exchange Commission on August 14, 1997 as Exhibit 10.43 to the Company's Form 10-Q (Commission File No. 0-22253) and incorporated herein by reference

Exhibit VI Stock Option Agreement, dated as of May 7, 1997, by and between PGI and Blackacre*

Exhibit VII Agreement Regarding Assignments of BLCI Common Stock, dated as of January 16, 1998, by and among PG-VI, PGLP, Prime Group II, L.P., Reschke, Edward J. John, Glenn D. Reschke, Reschke 1, L.L.C., John, Rudnik and Ray R. Grinvalds*

Exhibit VIII Joint Acquisition Statement pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, by Reschke, PGI, PG-VI and PGLPI*

Exhibit IX Loan Agreement, dated as of December 18, 1998, by and between PG-VI and LaSalle

Exhibit X Pledge Agreement, dated as of December 18, 1998, by and between PG-VI and LaSalle

Exhibit XI Continuing Unconditional Guaranty, dated as of December 18, 1998, by PGI in favor of LaSalle

Exhibit XII First Amendment to Loan Documents, Consent and Limited Release, dated as of January 29, 1999, by and between PG-VI and LaSalle

Exhibit XIII Assumption Agreement, dated as of December 18, 1998, by and between PG-VI and PG-III

__________________
*Previously filed.